                                   EXHIBIT 3

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND JUNE 30, 2002, AND THE THREE-MONTH PERIOD ENDED MARCH 31, 2003.

EFFECTIVE JANUARY 1, 2003, THE COMPANY SEGREGATED ITS KRAFT PAPER
(CONTAINERBOARD) ACTIVITIES FROM ITS PULP AND CONTAINERBOARD BUSINESS SEGMENT AND INCLUDED IT IN ITS SPECIALTIES BUSINESS SEGMENT. SEGMENTED INFORMATION FOR PRIOR PERIODS HAS BEEN RESTATED TO REFLECT THIS CHANGE.

THROUGHOUT THE DISCUSSION, REFERENCE IS MADE TO EBITDA, WHICH REPRESENTS EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, AND BEFORE OTHER NON-OPERATING INCOME AND EXPENSES. EBITDA, AS DEFINED, EQUATES TO OPERATING EARNINGS (LOSS) PLUS DEPRECIATION AND AMORTIZATION. AS THERE IS NO GENERALLY ACCEPTED METHOD OF CALCULATING EBITDA, THE MEASURE AS CALCULATED BY THE COMPANY MIGHT NOT BE COMPARABLE TO SIMILARLY-TITLED MEASURES REPORTED BY OTHER COMPANIES. EBITDA IS PRESENTED BECAUSE WE BELIEVE IT IS A USEFUL INDICATOR OF A COMPANY'S ABILITY TO MEET DEBT SERVICE AND CAPITAL EXPENDITURE REQUIREMENTS. THE COMPANY INTERPRETS EBITDA TRENDS AS AN INDICATOR OF RELATIVE OPERATING PERFORMANCE. EBITDA SHOULD NOT BE CONSIDERED BY AN INVESTOR AS AN ALTERNATIVE TO NET INCOME, AN INDICATOR OF NORSKE SKOG CANADA LIMITED'S FINANCIAL PERFORMANCE, OR AN ALTERNATIVE TO CASH FLOWS AS A MEASURE OF LIQUIDITY.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS REPORT ARE FORWARD-LOOKING, INCLUDING STATEMENTS WITH RESPECT TO EXPECTED PERFORMANCE IMPROVEMENTS AND COST SAVINGS AND THE OUTLOOK FOR MARKETS, INVENTORIES, PRODUCTION AND PRICING, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THESE STATEMENTS.

I    RESULTS OF OPERATIONS

     The shaky U.S. economic recovery and the plunging U.S. dollar further eroded Canadian pulp and paper producers' operating earnings in the second quarter of 2003.

     Demand for most paper grades remained sluggish through the current period. Year-over-year newsprint advertising lineage showed a marginal improvement, and uncoated groundwood specialty grades also recorded only a moderate increase over the same period. On a more positive note, the recent pick-up in demand for coated papers continued through the quarter, up 14.6% year-over-year through May. The North American newsprint price increase of US$50 per tonne announced in the first quarter settled at US$30 per tonne in the current quarter.

     The industry operated at less than full production for a variety of reasons, which kept mill newsprint inventories low. The conversion of machines out of certain specialty and newsprint grades continues to improve the market structure.

     The rapid erosion of the U.S. dollar versus the Canadian dollar and Euro, combined with higher energy costs, is putting paper producers under severe pressure to raise prices to cover their higher costs of operation. A US$50 per tonne price increase for newsprint for August 1, 2003 has been announced and price increases for many specialty grades are likely to follow this fall.

     A combination of the SARS outbreak, a drawdown of inventory by Chinese pulp buyers, and the weakening U.S. dollar dampened pulp demand, particularly in Asia, during the current quarter. After several consecutive months of encouraging gains, prices started slipping towards the end of the period as market conditions softened and Norscan inventory levels moved upwards.

     In spite of these challenges, we recorded a number of highlights in the quarter, most notably continued solid progress towards our December 2003 $100 million run-rate performance improvement target and the enhancement of our liquidity through a US$150 million senior notes issue.

1.   CONSOLIDATED

     ------------------------------------------------------------------------------------------------------------------------
                                Summary of Financial Results ($ millions unless otherwise stated)
     ------------------------------------------------------------------------------------------------------------------------
                                                              2002                                       2003
     --------------------------------------------------------------------------------------  --------------------------------
                                       Quarter    Quarter   Six months   Quarter    Quarter   Quarter    Quarter   Six months
                                        ended      ended      ended       ended      ended     ended      ended      ended
                                       March 31   June 30    June 30     Sept. 30   Dec. 31   March 31   June 30    June 30
     --------------------------------------------------------------------------------------  --------------------------------
     Net sales                         $324.3     $359.8     $684.1       $392.6    $405.6    $385.8     $383.7     $769.5
     Operating earnings (loss)          (44.6)     (37.1)     (81.7)        (3.9)    (36.3)    (35.5)     (38.4)     (73.9)
     EBITDA                              (2.1)       6.0        3.9         42.4      10.3      11.8        9.6       21.4
     Net earnings (loss)                (41.5)     (24.4)     (65.9)       (20.1)    (37.3)    (24.8)     (18.3)     (43.1)
     --------------------------------------------------------------------------------------  --------------------------------
     EBITDA margin (1)                   (0.6)%      1.7%       0.6%        10.8%      2.5%      3.1%       2.5%       2.8%
     --------------------------------------------------------------------------------------  --------------------------------
     Loss per share - basic and
       diluted                         $(0.24)    $(0.13)    $(0.37)      $(0.10)   $(0.18)   $(0.12)    $(0.09)    $(0.21)
     --------------------------------------------------------------------------------------  --------------------------------
     --------------------------------------------------------------------------------------  --------------------------------
     Average spot foreign exchange
       rate C$/US$ (2)                  1.594      1.555      1.574        1.563     1.570     1.510      1.398      1.454
     --------------------------------------------------------------------------------------  --------------------------------
     Period-end spot foreign exchange
       rate C$/US$ (3)                  1.594      1.519      1.519        1.586     1.580     1.469      1.355      1.355
     --------------------------------------------------------------------------------------  --------------------------------
     Common shares outstanding at end
       of period (in millions)          174.8      205.9      205.9        205.9     205.9     205.9      205.9      205.9
     --------------------------------------------------------------------------------------  --------------------------------
     Weighted average common shares
       outstanding                      174.8      186.4      180.7        205.9     205.9     205.9      205.9      205.9
     --------------------------------------------------------------------------------------  --------------------------------

     (1)   EBITDA margin (%) is defined as EBITDA as a percentage of net sales.

     (2) Average period spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

     (3) Period end spot foreign exchange rate is the Bank of Canada noon spot rate.

     THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2003

     For the three months ended June 30, 2003, we incurred a net loss of $18.3 million ($0.09 per common share), and recorded EBITDA of $9.6 million, on net sales of $383.7 million. This compares to the first quarter of 2003 when we recorded a net loss of $24.8 million ($0.12 per common share), and EBITDA of $11.8 million, on net sales of $385.8 million. The net loss for the current quarter included an after-tax foreign exchange gain arising from the translation of U.S. dollar denominated debt of $19.5 million ($0.09 per common share), compared to $12.8 million ($0.06 per common share) in the preceding quarter.

     The positive impact of improved pulp and paper prices, further operating cost reductions realized during the current quarter, and the avoidance of the previous quarter's unusual operational upsets were more than offset by a sharply depreciated U.S. dollar, planned major maintenance spending in the current period, and declining net realizable values ("NRVs") on pulp inventory volumes at the end of the quarter.

     Our performance improvement initiative delivered additional realized savings of $5 million ($20 million annualized) in the current quarter, on top of the $15 million ($60 million annualized) achieved in the previous quarter, taking our annualized run-rate improvement to $80 million at the end of June. The sources of these gains were similar to those for the first quarter, with improvements in productivity and input costs leading the way. We remain firmly on track to achieve our targeted $100 million of annualized run-rate performance improvements over 2002 results, by the end of this year.

     THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30,
     2002

     Our net loss and EBITDA for the second quarter of 2003 were $18.3 million ($0.09 per common share) and $9.6 million, respectively, on net sales of $383.7 million, compared to the same quarter a year earlier, when we reported a net loss of $24.4 million ($0.13 per common share) and EBITDA of $6.0 million, on net sales of $359.8 million. The net loss for the current quarter included an after-tax gain on translation of US$ debt of $19.5 million ($0.09 per common share) compared to $13.2 million ($0.07 per common share) for the same period in 2002. For the second quarter of 2002, we also recorded an after-tax write-off of deferred financing costs of $10.3 million ($0.06 per common share) associated with repaid term and operating credit facilities, and a release of future income taxes of $9.7 million ($0.05 per common share).

     Successful cost reduction initiatives, improved pulp and newsprint transaction prices, higher paper sales volumes, and the growth of our higher-value specialties business positively impacted earnings. These were largely offset, however, by an almost 11% decline in the value of the U.S. dollar, higher energy and de-inked pulp ("DIP") costs, higher timing-related planned shutdown costs, and a higher proportion of lower-value offshore sales.

     SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

     For the first six months of 2003, we recorded a net loss of $43.1 million ($0.21 per common share) and EBITDA of $21.4 million on net sales of $769.5 million. This compares favourably to the same period a year earlier, when we reported a net loss of $65.9 million ($0.37 per common share) and EBITDA of $3.9 million, on net sales of $684.1 million. Our net loss in the current year included an after-tax gain on translation of US$ debt of $32.3 million ($0.16 per common share). The net loss for the first half of 2002 included an after-tax write-off of deferred financing costs of $10.3 million ($0.06 per common share), an after-tax gain on translation of US$ debt of $13.4 million ($0.07 per common share) and a release of future income taxes of $9.7 million ($0.05 per common share).

     The $17.5 million improvement in EBITDA for the most part reflected stronger demand for our paper products, the realization of various manufacturing, freight, and selling, general and administrative ("SG&A") cost savings, improved pulp and newsprint prices, as well as a higher proportion of specialties in the current period's sales mix. A significantly weaker U.S. dollar, lower specialty paper prices, and increased energy costs partially offset these gains.

2.   SPECIALTIES

     ------------------------------------------------------------------------------------------------------------------------
                                Summary of Financial Results ($ millions unless otherwise stated)
     ------------------------------------------------------------------------------------------------------------------------
                                                              2002                                       2003
     ---------------------------------------------------------------------------------------  -------------------------------
                                       Quarter    Quarter   Six months   Quarter    Quarter   Quarter    Quarter   Six months
                                        ended      ended      ended       ended      ended     ended      ended      ended
                                       March 31   June 30    June 30     Sept. 30   Dec. 31   March 31   June 30     June 30
     ---------------------------------------------------------------------------------------  -------------------------------
     Net Sales                         $188.4     $192.1      $380.5      $217.3     $237.2    $213.3     $214.9     $428.2
     ---------------------------------------------------------------------------------------  -------------------------------
     EBITDA                              25.6       15.4        41.0        30.3       18.6      14.4       15.7       30.1
     Operating earnings (loss)            4.9       (5.7)       (0.8)        5.9       (6.4)    (10.0)      (9.8)     (19.8)
     ---------------------------------------------------------------------------------------  -------------------------------
     EBITDA Margin                       13.6%       8.0%       10.8%       14.0%       7.8%     6.8%        7.3%       7.0%
     ---------------------------------------------------------------------------------------  -------------------------------

     Sales (000 MT)                     206.6      225.9       432.5       252.0      275.3     261.7      266.8      528.5
     Production (000 MT)                215.3      224.8       440.1       271.6      267.6     260.9      277.1      538.0

     Average net sales revenue
       per tonne                       $  912     $  850      $  880      $  862     $  862    $  815     $  805     $  810
     Average cash costs per
       tonne (1)                          788        782         785         742        794       760        747        753
      ---------------------------------------------------------------------------------------  -------------------------------

      (1) Average cash costs per tonne for these purposes include selling, general, and administrative costs.

      THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2003

      Our specialties business recorded EBITDA of $15.7 million, and an operating loss of $9.8 million, on net sales of $214.9 million for the current quarter, similar to the previous quarter's results where we generated EBITDA of $14.4 million, and recorded an operating loss of $10.0 million, on net sales of $213.3 million.

     Sales volumes increased by 5,100 tonnes, or 1.9%, from the previous quarter, primarily reflecting stronger demand for our hi-brite and soft-calendered specialty papers. Average net sales revenue decreased by $10 per tonne, or 1.2%, as price gains across most grades, particularly lightweight coated paper, were more than offset by the impact of the ailing U.S. dollar.

     Improved average cash costs of $13 per tonne, or 1.7%, were achieved despite planned annual maintenance shutdowns at three of our four divisions during the current period. Further reductions in the amount of higher-cost kraft used as a furnish, lower coating costs, the avoidance of costs connected with our previous quarter's operational upsets, and other cost savings realized during the current period were partly offset by higher spending associated with the annual planned maintenance shutdowns and increased chip fibre costs driven by higher pulp prices.

     THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30,
     2002

     Our current quarter's results improved marginally compared to the same quarter last year when we recorded EBITDA of $15.4 million and an operating loss of $5.7 million, on net sales of $192.1 million.

     Increased sales volumes of 40,900 tonnes, or 18.1%, reflected improved demand for our specialty papers, particularly for directory, high-brite, and soft-calendered grades. Average net sales revenue for the current quarter decreased by $45 per tonne, or 5.3% primarily due to the combination of a weaker U.S. dollar, a lower-value sales mix for uncoated specialty papers, and lower directory contract prices.

     Average cash costs improved by $35 per tonne, or 4.5%, as various cost reduction initiatives, resulting in reduced kraft, coating, chemical, and SG&A costs, as well as lower unit fixed costs arising from increased production volumes, outweighed the lesser impact of scheduled maintenance shutdowns and higher energy costs in the current period. In 2002, most of our planned maintenance took place in the last quarter of the year.

     SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

     Our specialties business generated EBITDA of $30.1 million and recorded an operating loss of $19.8 million on net sales of $428.2 million for the first six months of 2003, compared to EBITDA of $41.0 million and an operating loss of $0.8 million on net sales of $380.5 million for the six months ended June 30, 2002.

     Sales volumes increased 96,000 tonnes, or 22.2%, reflecting improved demand across all specialty paper grades. Average net sales revenue declined by $70 per tonne, or 8.0%, reflecting lower average transaction prices across all grades except for kraft paper, a lower-value customer and geographic mix, and a weaker U.S. dollar.

     Average cash costs for the first half of 2003 improved by $32 per tonne, or 4.1%, from the same period in 2002. Reduced unit fixed costs resulting from higher production volumes in the current period, various cost-reduction initiatives, and lower overhead costs were the primary factors contributing to the improvement. Higher energy and maintenance costs partly offset these gains.

3.   NEWSPRINT

     ------------------------------------------------------------------------------------------------------------------------
                                Summary of Financial Results ($ millions unless otherwise stated)
     ------------------------------------------------------------------------------------------------------------------------
                                                              2002                                       2003
     --------------------------------------------------------------------------------------- --------------------------------
                                       Quarter    Quarter   Six months   Quarter    Quarter   Quarter    Quarter   Six months
                                        ended      ended      ended       ended      ended     ended      ended      ended
                                       March 31   June 30    June 30     Sept. 30   Dec. 31   March 31   June 30    June 30
     --------------------------------------------------------------------------------------- --------------------------------
     Net Sales                          $ 91.0    $112.0     $203.0      $117.1     $120.5    $114.6     $113.3     $227.9
     --------------------------------------------------------------------------------------- --------------------------------
     EBITDA                              (12.3)     (8.2)     (20.5)        0.9       (3.0)     (2.7)      (1.4)      (4.1)
     Operating earnings (loss)           (27.8)    (23.7)     (51.5)      (15.2)     (19.3)    (18.5)     (16.7)     (35.2)
     --------------------------------------------------------------------------------------- --------------------------------
     EBITDA Margin                       (13.5)%    (7.3)%    (10.1)%       0.8%      (2.5)%    (2.4)%     (1.2)%     (1.8)%
     --------------------------------------------------------------------------------------- --------------------------------

     Sales (000 MT)                      150.6     198.5      349.1       201.6      198.8     195.6      195.4      391.0
     Production (000 MT)                 150.0     197.3      347.3       201.8      198.1     199.6      186.2      385.8

     Average net sales revenue per
       tonne                            $  604    $  564     $  581      $  581     $  606    $  586     $  580     $  583

     Average cash costs per tonne          686       606        640         577        621       600        587        593

     Newsprint 48.8 gsm, West Coast
       Delivery (US$ per tonne) (1)        462       440        451         452        472       470        495        483
     --------------------------------------------------------------------------------------- --------------------------------

     (1)   Benchmark prices are sourced from Resource Information Systems, Inc.

     THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2003

     Our newsprint business recorded negative EBITDA of $1.4 million, and an operating loss of $16.7 million, on net sales of $113.3 million for the current quarter, compared to negative EBITDA of $2.7 million, and an operating loss of $18.5 million, on net sales of $114.6 million for the prior quarter.

     Second quarter newsprint sales volumes remained largely unchanged from the levels of the previous quarter. Average net sales revenue decreased by $6 per tonne, or 1.0%. The adverse impact on earnings of the weaker U.S. dollar and a higher proportion of lower-value offshore sales was partly offset by improved transaction prices.

     Average cash costs improved $13 per tonne, or 2.2%, from the previous quarter. Various cost savings achieved as well as the avoidance of the prior quarter's operational upsets were partly offset by the impact of costs incurred during the annual maintenance shutdowns.

     THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30,
     2002

     Our current quarter's results were a noticeable improvement over the comparable period in 2002 when we recorded negative EBITDA of $8.2 million and an operating loss of $23.7 million, on net sales of $112.0 million.

     Newsprint sales volumes declined by 3,100 tonnes, or 1.6% primarily as a result of the growth in our specialties paper business. Average net net sales revenue improved by $16 per tonne, or 2.8%. The positive impact of higher transaction prices was partly offset by unfavourable foreign exchange movements.

     Average cash costs improved by $19 per tonne, or 3.1%, compared to the same quarter a year earlier. Cost-saving initiatives, including reduced furnish and chemical costs, and improved overhead costs, more than offset higher energy costs and higher costs associated with timing-related maintenance shutdowns.

     SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

     For the six months ended June 30, 2003, we recorded negative EBITDA of $4.1 million and an operating loss of $35.2 million, on net sales of $227.9 million compared to the same period last year when we recorded negative EBITDA of $20.5 million and an operating loss of $51.5 million, on net sales of $203.0 million.

     Sales volumes increased by 41,900 tonnes, or 12.0%, primarily reflecting significant market downtime taken in the early part of 2002. This was partially offset by higher scheduled maintenance downtime in the current period. Average net sales revenue was in line with the same period of 2002, with a weaker U.S. dollar offsetting higher transaction prices.

     Average cash costs improved by $47 per tonne, or 7.3%. Lower kraft consumption, more efficient chemical and energy usage, reduced SG&A costs and improved unit fixed costs related to lower downtime taken in the current period were the primary factors contributing to the improvement. Higher energy costs partly offset these gains.

4.   PULP

     ------------------------------------------------------------------------------------------------------------------------
                                Summary of Financial Results ($ millions unless otherwise stated)
     ------------------------------------------------------------------------------------------------------------------------
                                                              2002                                       2003
     --------------------------------------------------------------------------------------- --------------------------------
                                       Quarter    Quarter   Six months   Quarter    Quarter   Quarter    Quarter   Six months
                                        ended      ended      ended       ended      ended     ended      ended      ended
                                       March 31   June 30    June 30     Sept. 30   Dec. 31   March 31   June 30    June 30
     --------------------------------------------------------------------------------------- --------------------------------
     Net Sales                         $ 44.9     $ 55.7      $100.6      $58.2      $ 47.9    $ 57.9    $ 55.5      $113.4
     --------------------------------------------------------------------------------------- --------------------------------
     EBITDA                             (15.4)      (1.2)      (16.6)      11.2        (5.3)      0.1      (4.7)       (4.6)
     Operating earnings (loss)          (21.7)      (7.7)      (29.4)       5.4       (10.6)     (7.0)    (11.9)      (18.9)
     --------------------------------------------------------------------------------------- --------------------------------
     EBITDA Margin                      (34.3)%     (2.2)%     (16.5)%     19.2%      (11.1)%     0.2%     (8.5)%      (4.1)%
     --------------------------------------------------------------------------------------- --------------------------------

     Sales (000 MT)                      85.8      107.6       193.4       97.7        90.1     103.9      89.9       193.8
     Production (000 MT)                 80.4      101.8       182.2       98.3        93.8      99.0      93.7       192.7

     Average net sales revenue per
       tonne                              523        518         520        596         532       557       617         585

     Average cash costs per tonne         703        529         606        481         591       556       670         609

     NBSK pulp, Northern Europe
       Delivery (US$ per tonne) (1)       443        457         450        485         447       480       550         515
     --------------------------------------------------------------------------------------- --------------------------------

     (1)   Benchmark prices are sourced from Resource Information Systems, Inc.

     THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2003

     Our pulp business recorded negative EBITDA of $4.7 million, and an operating loss of $11.9 million, on net sales of $55.5 million for the second quarter of 2003, compared to EBITDA of $0.1 million, and an operating loss of $7.0 million, on net sales of $57.9 million for the previous quarter.

     Sales volumes decreased by 14,000 tonnes, or 13.5%, primarily due to a combination of inventory replenishment, softening markets towards the end of the current quarter, and our annual scheduled Kamyr digester maintenance shutdown at Crofton. These factors outweighed the impact of our Elk Falls recovery boiler shutdown in the prior period.

     Average net sales revenue for the current quarter increased by $60 per tonne, or 10.8%, reflecting the significant improvement in transaction prices, following three consecutive price increases implemented from February through April. Unfavourable foreign exchange movements partially offset these positive factors.

     Average cash costs increased by $114 per tonne, or 20.5%, over the preceding quarter primarily due to Crofton's Kamyr digester shutdown, and declining NRVs on inventory volumes at the end of the quarter, in contrast to rising NRVs at the end of the preceding quarter.

     THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED
     JUNE 30, 2002

     Our financial results for the current quarter were marginally lower compared to the same quarter of 2002 when we recorded negative EBITDA of $1.2 million and an operating loss of $7.7 million, on net sales of $55.7 million.

     Sales volumes were lower by 17,700 tonnes, or 16.5%, primarily reflecting the re-scheduling of our 2003 annual Crofton Kamyr maintenance shutdown from March to May and weakening global demand towards the end of the current quarter.

     Average net sales revenue rose significantly by $99 per tonne, or 19.1%, reflecting higher transaction prices, which more than offset unfavourable foreign exchange movements.

     Average cash costs increased by $141 per tonne, or 26.7%. Higher costs associated with re-scheduling our annual Crofton Kamyr digester maintenance shutdown, declining NRVs on inventory volumes, driven by softening pulp markets at the end of the current quarter, in contrast to improving NRVs for the same period last year, and higher energy costs were the principal factors accounting for the increase. Lower unit costs resulting from a less extensive maintenance shutdown at Elk Falls in the current quarter mitigated the increased unit costs.

     SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

     Our pulp business recorded negative EBITDA of $4.6 million, and an operating loss of $18.9 million, on net sales of $113.4 million for the six months ended June 30, 2003, compared to negative EBITDA of $16.6 million, and an operating loss of $29.4 million, on net sales of $100.6 million for the six months ended June 30, 2002.

     Sales volumes were largely unchanged from the same period in 2002. Increased requirements from our paper production facilities during the current period were met by taking less market and maintenance downtime.

     Average net sales revenue increased by $65 per tonne, or 12.5%, from the same period last year. Stronger pulp prices significantly outweighed the impact of the weaker U.S. dollar.

     Average cash costs changed only slightly period-over-period. Production efficiencies and reduced maintenance costs in the current period were offset by higher energy and overhead costs.

II   FINANCIAL POSITION AND LIQUIDITY

     ------------------------------------------------------------------------------------------------------------------------
                                Summary of Financial Results ($ millions unless otherwise stated)
     ------------------------------------------------------------------------------------------------------------------------
                                                              2002                                       2003
     --------------------------------------------------------------------------------------- --------------------------------
                                       Quarter    Quarter   Six months   Quarter    Quarter   Quarter    Quarter   Six months
                                        ended      ended      ended       ended      ended     ended      ended      ended
                                       March 31   June 30    June 30     Sept. 30   Dec. 31   March 31   June 30    June 30
     --------------------------------------------------------------------------------------- --------------------------------
     Cash provided (used) by
       operations (before changes
       in non-cash working capital)     $(27.0)    $(20.5)   $(47.5)     $ 28.0     $(4.6)     $ (4.7)    $(2.2)     $(6.9)

     Movement in non-cash working
       capital                            20.5       14.9      35.4       (75.1)     61.2       (27.6)     22.3       (5.3)

     Capital spending                      9.4       17.5      26.9        13.6      41.7        13.8      27.6       41.4

     Capital spending as % of
       depreciation and amortization        22%        41%       31%         29%       89%         30%       58%        43%

     Total debt to total
       capitalization (1)(2)                54%        41%       41%         44%       44%         44%       45%        45%

     Net debt to net
       capitalization (3)(4)                51%        41%       41%         44%       44%         44%       44%        44%
     --------------------------------------------------------------------------------------- --------------------------------

     (1)   Total debt is comprised of long-term debt, including current portion.

     (2) Total capitalization is comprised of total debt and shareholders' equity.

     (3)   Net debt is comprised of total debt, less cash on hand.

     (4) Net capitalization is comprised of total debt, less cash on hand, and shareholders' equity.

           1.    CHANGES IN FINANCIAL POSITION

                 Cash flow provided by operating activities, after changes in non-cash working capital, for the quarter ended June 30, 2003 was $20.1 million, compared to negative $5.6 million for the second quarter of 2002 and negative $32.3 million for the previous quarter ended March 31, 2003. The positive movement in non-cash working capital reflected improved accounts receivable collections and the timing of planned maintenance spending at the end of 2002. This was partly offset by a build-up of closing inventories in the current period.

                 Our capital spending for the quarter ended June 30, 2003 totalled $27.6 million, compared to $17.5 million for the same quarter in 2002, and $13.8 million for the first quarter of 2003. The current quarter's spending included the continuation of several projects initiated in late 2002, including the recovery boiler rebuild at Elk Falls and the upgrade to our thermomechanical pulp facility at Crofton.

           2.    LIQUIDITY

                 In May 2003, we completed an offering of US$150 million 8.625% senior notes which are repayable in June 2011. The notes were sold at a price of 102.953% of par to yield 8%. We used $134 million of the $213 million proceeds from the offering to repay the outstanding balance on our revolving operating loan; the remainder is being applied for general corporate purposes.

                 During the quarter, we negotiated certain amendments to our revolving operating loan of $350 million, including an option to increase the borrowing base, and agreement to extend the maturity for $335 million of the loan by one year, to July 2006. We elected to change the borrowing base formula, which will result in increased availability effective July 31, 2003. As of June 30, 2003, we had an undrawn balance of $285 million available under this secured operating loan, as well as $33 million of cash on hand. Our net debt to net capitalization as of June 30, 2003 was 44%.

                 We remain in compliance with the covenants under our credit facilities and bond indentures. Our Consolidated Fixed Charge Ratio, however, continues to be below the 2.0:1 threshold of the bond indentures, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt we can incur.

III  OUTLOOK

     Uncertainty continues to cloud the market outlook for paper and pulp products. Slowly improving consumer and stock market optimism, in part related to U.S. fiscal initiatives to stimulate business investment and consumer spending, has been tempered by few concrete signs of an imminent turnaround in the performance of the U.S. and global economies.

     The anticipated slow but gradual improvement in newsprint demand, continuing low inventory levels, and foreign exchange related pressures will assist newsprint producers in implementing the August 1, US$50 per tonne price increase for North American markets in the third quarter. Price increases for coated, soft-calendered, and hi-brite papers are also likely in the fall, the busiest season of the year for commercial printers.

     An expected resumption of pulp re-stocking by Chinese buyers and potential fibre shortages in Eastern Canada in the third quarter of 2003 should ensure that the current price weakness is short-lived, and pave the way for prices to regain upward momentum before the end of the year.

     Any significant improvement in pulp and paper producers' earnings ultimately hinges on a sustainable U.S. and global economic recovery, which possibly will not materialize before the end of this year.

     The majority of our fibre suppliers have employees who are represented by the Industrial Wood and Allied Workers' union ("IWA"). The IWA's collective agreements have recently expired and collective bargaining is currently underway. The outcome of these negotiations and the impact, if any, on our operations is not currently determinable.

     Given the current climate, our top priorities for the balance of 2003 remain achieving our targeted $100 million of annualized run-rate performance improvements by December 31, preserving our cash flow, and continuing to balance production levels with customer demand.